EXHIBIT 21.1

SUBSIDIARIES OF WHITEHORSE FINANCE, INC.

Name	Jurisdiction
WhiteHorse Finance Warehouse, LLC	Delaware
WhiteHorse Finance Credit I, LLC	Delaware
WhiteHorse Crews of California Holding, Inc.	Delaware
WhiteHorse Nicholas & Associates Holding, Inc.	Delaware
WhiteHorse Pinnacle Management Holding, Inc.	Delaware
Bayside Financing S.A.R.L.	Luxembourg